Exhibit 99.1

Leslie Picker, CNBC:

Hey, good morning, Andrew. Alta Fox Capital has launched a proxy fight at toy and board game maker, Hasbro, seeking a spinoff of one of its divisions. The firm says it has a 2.5% stake in Hasbro and is nominating 5 directors to the eleven-person board according to a letter sent to fellow shareholders. In response Hasbro said in statement the Board and management team have met with Alta Fox and will review its nominees in due course. Alta Fox managing partner, Connor Haley, says he and his Board candidates wants Hasbro to spin off its faster growing Wizards of the Coast division, which houses games like Dungeons & Dragons and Magic: The Gathering.

Connor Haley, Alta Fox:

Our world class slate of nominees has a vision for value creation that includes simplifying the corporate structure by spinning out Wizards, which is really the hidden gem with a different growth margin and valuation profile than the rest of their business.

Leslie Picker, CNBC:

With a reconstituted Board, Alta Fox says Hasbro shares could more than double to $200 apiece. Haley says Hasbro's current Brand Blueprint strategy hasn't delivered for shareholders. This is Hasbro's framework for expanding brands like My Little Pony and Transformers into television shows and on other platforms.

Connor Haley, Alta Fox:

But we will not stand idly by as they continue to cling to a strategy that is objectively underperformed and frankly, we're a little bit concerned by recent comments including from the Chair of Hasbro’s Board, where they really tout the results of the Brand Blueprint strategy. To us it suggests that they are detached from reality and have lost accountability to shareholders.

Leslie Picker, CNBC:

Hasbro has underperformed its toy rival, Mattel, as well as the broader market over the last year. The current Wizards president, Chris Cocks, is slated to become CEO of the Company in about a week and a half. He certainly has his plate full, guys.